No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF February 2003

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    *         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

On February 3, 2003 Honda Motor Co., Ltd. announced its details of motor sports activities for the calendar year 2003. (Ref. #R03-003)

Exhibit 2:

On February 3, 2003 Honda Motor Co., Ltd. developed a mountain bike for downhill competition called the RN01, which it will enter in the 2003 Japan Series and the World Cup in order to develop further technical know-how and enhance the bike’s performance. (Ref. #M03-010)

Exhibit 3:

On February 4, 2003 Honda Motor Co., Ltd. announced its sales and production results for the calendar year 2002 and the projection for 2003. (Ref. #03009)

Exhibit 4:

On February 19, 2003 Honda Motor Co., Ltd. announced that it will be importing the WB20XT engine-powered water pump manufactured by its power equipment manufacturing center in Thailand, Thai Honda Manufacturing Co., Ltd., for sale in Japan. (Ref. #P03-001)

Exhibit 5:

On February 21, 2003 Honda Motor Co., Ltd. announced a model change for the Fusion large-sized scooter. Equipped with a water-cooled, 4-stroke, OHC single-cylinder 250cc engine, this bike is known for its low-slung seat and long wheelbase. (Ref. #M03-011)

Exhibit 6:

On February 26, 2003 Honda Motor Co., Ltd. announced that production both in Japan and overseas grew strongly in January, with its worldwide total up 15.9% over the same month in 2002. (Ref. #03013)

Exhibit 7:

On February 26, 2003 Honda Motor Co., Ltd. announced the release of the new FF300 Salad mini tiller, featuring simple, carefree operation that even first-time users will feel comfortable with. (Ref. #P03-002)

Exhibit 8:

On February 27, 2003 Honda Motor Co., Ltd. announced a model change for its XR250 off-road sport bike, which combines an easy-to-manage air-cooled, 4-stroke, single-cylinder 250cc engine with outstanding comfort and driving performance, both on and off the road. (Ref. #M03-012)

Exhibit 9:

On February 27, 2003 Honda Motor Co., Ltd. announced the release of the MDX, a new “premium SUV” with a classy, versatile, seven-passenger interior. (Ref. #A03-014)

Exhibit 10:

English summary of Honda Report to Stockholders, No.116 which was prepared full in Japanese and mailed to stockholders of Honda Common Stock in Japan in February 2003.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
( HONDA MOTOR CO.,LTD )

/s/ Satoshi Aoki
Satoshi Aoki
Senior Managing and
Representative Director

Date: March 14, 2003

2003 Honda Motor Sports Highlights

Ref.#R03-003

February 3, 2003—At Honda we are promoting corporate activities with our global brand slogan, “The Power of Dreams,” which expresses our resolve to share the pursuit and realization of dreams with individuals and society. Motor sports activities form the foundation of our challenging spirit; through creating our own dreams with a desire to excel and through continuing our challenge to create breakthroughs, we share these dreams and our passion with our customers.

The Three Dimensions of Honda Motor Sports Activities

1.    Racing

Honda’s entry into the field of motor sports was undertaken with the following objectives in mind: to share dreams with our customers, to provide global challenges and help cultivate emerging technology leaders, and to strengthen brand loyalty. In terms of four-wheeled racing, this year marks four years since Honda re-entered the F1 arena. In that time we have developed a new type of engine, established and deepened our relationship with B•A•R, and welcomed Jenson Button and Takuma Sato as drivers, all developments that have strengthened our team and its position. America’s Honda Performance Development has also begun a new technical partnership with Ilmor Engineering Inc. to supply the newly developed Honda V8 HI3R engine. For the Japanese GT Championship, Mugen Co., Ltd. and Dome Co., Ltd. are behind an exciting five-team, five-vehicle development project called the “NSX-GT Project.” In the realm of motorcycle racing, we have had two consecutive victories in the top class of WGP for road racing and motocross, and we intend to compete aggressively in upcoming world trials championships around the globe.

2.    Providing Venues and Opportunities to Watch, Participate in, and Enjoy Motor Sports

This year, the first-ever overseas Indy Car race called the “Indy Japan 300 Mile” will take place at Twin Ring Motegi. To generate the excitement and fun of an Indy race we have incorporated concepts from the Indy 500, which will gives Japanese fans the feeling that they are part of the thrilling American classic. Starting on April 5, we present Indy Week, which culminates in the big race.

We will reinforce our support activities so that more people can enjoy world-class racing and other promotional events to be held at Suzuka Circuitland, Twin Ring Motegi, and Honda’s Safety and Riding Plaza Kyushu.

In other news, the Verno Exciting Cup Integra One-make Race will be held this year as well. In addition, we will set up various school activities and events that racing fans can participate in, such as “Concept Meetings,” designed to provide opportunities for people to savor the thrill of competition and drive Honda cars on a race track.

3.    Developing New Talent for the Podium at World Class Events

To foster new drivers and riders with the potential and determination to scale the podium at prestigious events around the world, Honda is providing good prospects with a range of advice on the physical and mental aspects of their sport. We are also working closely with Suzuka Circuitland and Twin Ring Motegi to provide top-level Japanese riders and drivers with opportunities to hone their skills on an ongoing basis. Honda plans to continue providing programs to develop talent in all categories of racing. These programs are implemented through various schools, such as the Suzuka Racing School (SRS-J, SRS-K, SRS-F), races, the Formula Dream Project and scholarships for Formula 3 youngsters.

(Summary of Motorcyle Racing Plans)

Race Plans for the Honda Works Team and HRC Works Machine

•	FIM 2003 Road Race Championship Series and the MotoGP Class

In the MotoGP class of the FIM 2003 Road Race Championship Series (known as the GP World Championship), Honda is aiming for its third straight title1. Here is an outline of how Honda plans to meet this challenge.

Last year in the MotoGP class we won 14 of 16 races and took both the rider and manufacturer titles. This year we will further strengthen our front line by using the RC211V bike for all seven entries by our four racing teams.

In 2002 the Repsol Honda Team was crowned champion, and in 2003 riders Valentino Rossi (#46, Italy) and Nicky Hayden (#69, USA) will lead the way in an effort to duplicate this feat. Rossi dominated last year’s series, racking up 11 victories on his way to his second consecutive title. He is now hungry for three in a row. Hayden was also impressive last year, becoming the youngest winner ever of the AMA Superbike Championship Series. His sights are now set on being a champion in the MotoGP class.

The Camel Pramac Pons Team has a completely new roster of riders. Max Biaggi (#3, Italy), who last year fought hard and held onto second place until the final race, will be joined by Tohru Ukawa (#11, Japan). Both Biaggi and Ukawa won races last season, experiences that should help them in their quest for victory in 2003.

Team Telefonica Movistar Honda features the promising young rider Daijiro Kato (#74, Japan), who, in his first year, made it to the winner’s podium on his way to being named Rookie of the Year for 20022. New face Sete Gibernau (#15, Spain) will join Kato in vying for honors in their new MotoGP class.

The Pramac Honda Team is now led by Makoto Tamada (#6, Japan). Although new to MotoGP, Tamada, who will ride atop Bridgestone tires3, took the overall title on the Japanese legs of the FIM Superbike Championship Series in both 2001 and 2002.

*1	Although designated as 500cc in 2001, the class name was changed to MotoGP in 2002.
*2	The Rookie of the Year title is given to the first-year rider deemed to have had the best overall performance during the year.
*3	The Repsol, Camel, and Telefonica teams use Michelin tires.

•	FIM 2003 World Trials Championship Series

Honda will introduce three HRC Works bikes called montesa COTA315R at the World Trials Championship Series, where Team montesa HRC has claimed the rider and manufacturer titles for the last three years.

Champion montesa HRC will be led by Dougie Lampkin (#1, England), who has won the World Outdoor Championship for six consecutive years, Takahisa Fujinami (#2, Japan), the second-ranked rider who fought a furious battle with Lampkin through to the final race, and Marc Freixa (#7, Spain), the seventh-ranked rider. This formidable three man-team will be gunning for its fourth straight championship.

•	2003 MFJ All-Japan Motocross Championship Series

Last year, Team HRC, part of the Honda Works Team, failed in its bid to take the title in the 250cc class of the All-Japan Motocross Championship Series for the third straight year. Looking to regain championship form, this year Team HRC has decided to use a two-stroke Honda RC250M and a four-stroke CRF450R as their bikes of choice. 2000 champion Ryuichiro Takahama (#3, Japan) will be atop the CRF450R and Takeshi Katsuya (#111, Japan) will ride the RC250M.

In the 125 cc class, we are seeking to further refine the four-stroke Honda CRF250R, and Team HRC has chosen rider Naoki Serizawa (#1, Japan) to challenge for the championship with it.

World Championship Entry Planning for Honda’s Japanese Riders

•	FIM 2003 Road Race World Championship Series (125cc Class)

Last year Masao Azuma (#8, Japan) took top honors in the 125cc class of the Brazilian Grand Prix. This year Azuma will be riding a Honda RS125R (Ajo Motorsports) as he tries to build on last year’s success.

•	FIM 2003 Motocross World Championship Series

Injuries made for a disappointing season for HRC contract rider Yoshitaka Atsuta (#78, Japan) in the 250cc class last year. Switching to a Honda CRF450R, Atsuta will once again go after the 250cc title under the banner of CAS Honda Racing.

Honda’s Racing Plans for Individual Countries

(Japan)

•	2003 MFJ All-Japan Road Race Championship Series

Honda’s participation in this year’s All-Japan Road Race Championship Series will be centered on teams run by Honda dealerships and supported by Honda Motorcycle Japan (HMJ).

In the JSB1000 class, Honda will focus its efforts on a racing version of the CBR954RR super sport touring bike, to be ridden by Tatsuya Yamaguchi (Japan, Castrol Honda Dream RT), who was last year’s series champion, and Ryuichi Kiyonari (Japan, Team Takatake RSC), who racked up honors as last year’s ST600 class champion.

To continue Honda’s winning ways after taking the ST600 class the last two years, we have carried out a full model change on a racing version of the CBR600RR, which is now on the market, along with other innovations to help in the push for three in a row.

*	Starting in 2003, the Superbike class will mainly feature the JSB1000 class and its accompanying promotion and activation.

(Europe)

•	FIM 2003 Supersports World Championship Series

The Supersports World Championship Series will be supported by Honda Europe Motorcycle S.R.L (H.E.M.), which will deploy eight Honda CBR600RR bikes.

Riders for this series under the Ten Kate Honda flag will include Chris Vermeulen and Karl Muggeridge, both from Australia. The Klaffi Honda team will send out Robert Ulm (Austria) and Gianluigi Scalvini (Italy), while riders for the BKM Honda Racing Team AG will be Christophe Cogan (France) and Parker Broc (Australia). Werner Deamen (Belgium) and Iain MacPherson (England) will mount the bike for Van Zon Honda.

•	FIM 2003 Motocross World Championship Series

As with the Supersports Series, the FIM 2003 Motocross World Championship Series will be supported by H.E.M. Riders for this series will come from the CAS Honda Racing team and include Joshua Coppins (New Zealand) on a Honda CR250R, as well as Gordon Crockard (Ireland) and Jussi Vehvilainen (Finland) on the CRF450R.

(USA)

•	2003 AMA Supercross/National Motocross Series

The AMA Supercross and National Motocross races will have the support of American Honda Motor Co., Inc. Five Honda CR250Rs and one Honda CRF450R will be primed for these events.

The championship American Honda Motor Co. team is led by Ricky Carmichael (USA), who has dominated the circuit over the last two seasons, taking the series title both years. Last year he posted an impressive 11 victories in 16 races. Carmichael’s fellow riders include Ernesto Fonseca (Costa Rica) on a CR250R and Nathan Ramsey (USA) on a CRF450R. Last year Ramsey notched his first victory in his 13th race of the season.

Riders on the Factory Connection Honda team are Mike LaRocco (USA), Travis Preston (USA), and Michael Byrne (Australia), all on the Honda CR250R.

ref. #M03-010

Honda Develops Mountain Bike for Downhill Competition—

Will Participate in 2003 Japan Series

February 3, 2003—Honda Motor Co., Ltd., as part of its ongoing commitment to spread the dream of mobility, has developed a mountain bike for downhill competition called the RN01*1 (“RN zero one”), which it will enter in the 2003 Japan Series (all races) and the World Cup (spot participation) in order to develop further technical know-how and enhance the bike’s performance.

Machine development and team management will be overseen by Honda R&D Co., Ltd.’s Asaka R&D Center—Honda’s motorcycle research and development division—as part of its R&D activities. The team assembled to compete in the 2003 season will be called Team G Cross Honda*2, and the rider will be Naoki Idegawa, who was ranked 68th in the world and 5th in the Japan Series for 2002.

Distinguishing characteristics of the RN01 include a frame that has been subjected to rigorous strength analysis and reinforced in those sections where the stresses are greatest, plus the use of a suspension made by Kayaba Industry Co., Ltd. The brakes, developed in partnership with Akebono Brake Industry Co., Ltd., are lightweight and deliver superior braking and control. A transmission mechanism employing such newly developed technology as frame mounting for reduced unsprung weight is being tried out for the first time on this bike.

Downhill racing is a bicycle race that typically takes place on snowless ski slopes or other downhill courses. Racers compete against the clock, reaching speeds of up to 70~80km/h. Each year there are seven World Cup races, one World Championship race, six Japan Series races, one Japan National Championship race, and one Asian Championship race. Due to the extreme ruggedness of the courses, the machines must be highly rigid and durable. Honda is adapting the technology it has accumulated in motocross racing to sharpen its competitive edge.

How the names were chosen:

*1	The “RN01” machine name: The name combines R and N, which stand for Racing and Natural force (“nature’s power”), followed by “01” to indicate that this is the first model.
*2	The “G Cross” team name: The name is a combination of G for Gravity and the ‘Cross’ from motocross.

RN01

Photographs and publicity information related to the above article are available at the following URL:

http://www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

Rider Profile

Naoki Idegawa
Birth date: April 22, 1980
Birthplace: Hiroshima Prefecture
Height: 172cm
Weight: 71kg
Blood type: A
Career highlights:
1996	Japan National Championship	1st place
1997	Asian Championships	3rd place
2000	Japan National Championship	3rd place
2001	Joined an overseas team and began competing on the World Cup circuit.
2002	World ranking: 68th; Japan Series ranking:	5th

February 4, 2003

Ref.#03009

2002/2003 SALES & PRODUCTION

<Global Sales (unit:10 thousand)> *=New record	2002		2003
	Result	%	Plan	%
Motorcycles & ATVs	*approx. 809	141%	*approx. 925	114%
Automobiles	* 283	106%	* 310	110%
Power Products	* 448	119%	* 500	112%
Total	* 1,540	127%	* 1,735	113%

<Motorcycles & ATVs> *=New record	2002		2003
	Result	%	Plan	%
	(Units)		(Units)
• Japan sales	419,241	102.8%	430,000	102.6%
Export sales	455,639	90.6%	400,000	87.8%
Motorcycles Total	874,880	96.1%	830,000	94.9%
ATVs	*334,355	108.9%	*350,000	104.7%
Motorcycles & ATVs Total	1,209,235	99.3%	1,180,000	97.6%
KD sets	*6,793,550	150.4%	*7,900,000	116.3%

• Electric power assist bicycle (Racoon) not included in the above figures.
Electric power assist bicycle	4,416	40.2%	5,000	113.2%

<Automobiles> *=New record	2002		2003
	Result	%	Plan	%
	(Units)		(Units)
• Registration vehicles	*613,959	107.9%	*655,000	106.7%
Mini vehicles	288,699	98.1%	285,000	98.7%
Japan sales	*902,658	104.6%	*940,000	104.1%
Export sales	475,796	114.5%	420,000	88.3%
Total	1,378,454	107.8%	1,360,000	98.7%
KD sets	*1,421,970	114.0%	*1,550,000	109.0%

• Import car sales are included in registration vehicles.
Japan production (•)	*1,386,379	107.9%	1,340,000	96.7%
Overseas production (••)	*1,514,408	110.8%	*1,850,000	122.2%
Global production (•••)	*2,900,787	109.4%	*3,190,000	110.0%
(•) completely built unit (CBU) + complete knock-down (CKD)
(••) CBU production at local plants (excluding overseas CKD)
(•••) Domestic production plus overseas production

<Power Products> *=New record	2002		2003
	Result	%	Plan	%
	(Units)		(Units)
Japan sales	492,998	119.8%	365,000	74.0%
Export sales	3,987,670	119.3%	4,635,000	116.2%
Total	*4,480,668	119.3%	*5,000,000	111.6%

• OEM engines for export are included in Japan sales since 2001.

ref. #P03-001

Honda to Import Thai-manufactured Water Pump for Sale in Japan

February 19, 2003—Honda Motor Co., Ltd. has announced that it will be importing the WB20XT engine-powered water pump manufactured by its power equipment manufacturing center in Thailand, Thai Honda Manufacturing Co., Ltd. (Bangkok; President: Kiyoji Takekabu), for sale in Japan. Sales will commence on February 20th at designated Honda power equipment dealers throughout Japan.

In November 2002 Thai Honda expanded its general-purpose engine production capacity from 400,000 to 1,000,000 units, with plans to supply general purpose engines to regions around the world excluding Japan. Thai Honda has manufactured a total of 567,000* pumps equipped with general-purpose engines since it first started production in 1989, destined mainly for regions in Asia and the Middle East. Export of the WB20XT to Europe began last year and export to North America will follow.

*	As of the end of December 2002. Honda in-house survey.

Based on the concept, “Made by Global Honda”, Honda selects the optimum locations for procurement and manufacture of products for worldwide distribution. This has resulted in the import and sale on the Japanese market of such power products as generators made in China and India, and lawnmowers manufactured in France.

The water pump comes equipped with the GX120 engine, a Honda e-SPEC engine that meets the world’s highest standards in environmental performance, including US EPA (Environmental Protection Agency) Phase II regulations. A version of the pump specially built for the home center market will also go on sale in March at designated home centers.

WB20XT Thai-manufactured water pump

•	Annual domestic sales projection: 3,000 units

•	Manufacturer’s suggested retail price (consumption tax not included):

 WB20XT             ¥72,000

•	Outstanding Features of the WB20XT

•	Mechanical decompression delivers light, smooth starting.
•	The widely acclaimed Honda OHV engine, with a proven track record as a water pump power unit in Japan and around the world, ensures high durability and reliability.
•	Fuel economy at the top of its class.
•	The Honda e-SPEC GX120 engine has cleared both US EPA (Environmental Protection Agency) Phase II and CARB (California Air Resources Board) Tier II regulations—the most stringent in the world.
•	Low-noise operation.

•	Specifications

Model	WB20XT
Length x Width x Height (mm)	455 x 365 x 420
Dry Weight (kg)	21
Engine	Air-cooled 4-stroke, single-cylinder OHV
Displacement (cm3)	118
Fuel	Automotive-grade unleaded gasoline
Fuel Tank Capacity (l)	2.5
Engine Oil Capacity (l)	0.56
Ignition System	Transistorized magneto
Starter Type	Recoil
Rated Speed (rpm)	3,550
Suction Port Diameter (mm<inch>)	50 <2>
Discharge Port Diameter (mm<inch>)	50 <2>
Total Head Lift (m)	32
Discharge Capacity (l/min)	600
Suction Head Lift (m)	8.0
Continuous Operating Time (min)	About 150

Publicity materials for the WB20XT are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

ref. #M03-011

Honda Announces a Model Change for the “Fusion”

Large-Sized Scooter

February 21,2003—Honda Motor Co., Ltd. has announced a model change for the Fusion large-sized scooter. Equipped with a water-cooled, 4-stroke, OHC single-cylinder 250cc engine, this bike is known for its low-slung seat and long wheelbase. The new model will go on sale Friday, February 28th.

The first-generation Fusion made its debut in April 1986. It quickly became popular for its distinctive long-and-low styling and relaxed riding position, earning a broad following among young riders and veterans alike.

This time, in addition to a color change for the standard type, a new Type X with features popular among young riders such as chrome-plated handlebars, a short windscreen, and a backrest, has also been added to the lineup. The exhaust has been fitted with an air injection system for exhaust gas purification, and effective anti-theft devices including a sturdy lock and alarm come as standard equipment on all types.

The new color for the Standard Type is a tranquil Force Silver Metallic. The Type X comes in three standard colors: intrepid Pure Black, fresh Pearl Seashell White, and vivid Candy Tahitian Blue. The Type X is also available in seven additional colors through the Color Order Plan, allowing customers to choose from a rich palette of eleven colors in all.

Fusion Type X

•	Annual domestic sales target: 4,000 units

•	Manufacturer’s suggested retail price (consumption tax not included):

Standard	¥499,000
Type X	¥519,000
Type X (Color Order Plan)	¥539,000

(Example of regionally adjusted manufacturer’s suggested retail price: Okinawa +8,000 yen. The manufacturer’s suggested retail price is for reference only. Similar adjustments may be made in other regions.)

Publicity photographs and materials for the Fusion are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

Main Features of the Fusion

•	A full range of accessories for added convenience

1.	New sturdy lock and alarm system for effective anti-theft protection

Effective anti-theft protection measures include an alarm that sounds if someone attempts to move the bike while it is parked and a sturdy lock that cannot be forced with a screwdriver or other tool. The alarm’s flashing indicator lamp also helps to ward off potential thieves.

2.	38-liter rear trunk

The large trunk located behind the rear seat is big enough to accommodate a B4-size attaché case or two custom helmets (sold separately).

3.	Turn signal auto-cancel function

The new Fusion is equipped with a turn signal auto-cancel function that automatically turns off the turn signals after completion of a left or right turn. Just like in a car, this convenient feature eliminates the need to remember to turn off the signals after rounding a corner.

•	Two types available: the highly functional Standard Type and the Stylish Type X

In addition to the Standard Type, a new Type X has been added to appeal to younger riders, featuring new styling that completely changes the Fusion’s image. Whereas the Standard Type employs a practical long windscreen, the Type X adopts a more stylish short one. The Standard Type’s covered handlebars are replaced with silver chrome-plated handlebars on the Type X. And the Type X also comes with a backrest on the rear seat, providing the passenger a more comfortable ride.

•	A wide selection of eleven different colors

The Standard Type is available in one color and the Type X in three standard colors. The Type X is also available in seven additional colors through the Color Order Plan*1, allowing customers to choose from a rich palette of eleven colors in all.

Standard Type

1)	Force Silver Metallic

Type X (standard colors)

2)	Pure Black; 3) Pearl Seashell White; 4) Candy Tahitian Blue

Type X (Color Order Plan)

5)	May Yellow Metallic; 6) Bice Blue; 7) Pearl Moderato Beige; 8) Clipper Yellow; 9) Matt Axis Gray Metallic; 10) Italian Red; 11) Candy Extreme Blue

*1	In addition to the printed catalog, you can also consult the Color Order Plan homepage on the Internet at http://www.honda.co.jp/motor/customize/ (in Japanese).

Specifications

Model Name		Fusion	Fusion Type X
Model Type		Honda BA-MF02
L x W x H	(m)	2.265 x 0.745 x 1.355	2.265 x 0.745 x 1.115
Wheelbase	(m)	1.625
Ground Clearance	(m)	0.145
Seat Height	(m)	0.665
Vehicle Weight	(kg)	169	170
Dry Weight	(kg)	157	158
Number of Riders		2
Fuel Consumption	(km/l)	40.0 (60km/h low-altitude driving)	41.0 (60km/h low-altitude driving)
Min. Turning Radius	(m)	2.9
Engine Type		MF01E (water-cooled 4-stroke OHC single-cylinder)
Displacement	(cm3)	244
Bore x Stroke	(mm)	72.0 x 60.0
Compression Ratio		10.0:1
Maximum Power	(kW[PS]/rpm)	14 [19] /7,500
Maximum Torque	(N•m[kg•m]/rpm)	21 [2.1] /5,000
Starter Type		Self-starting
Carburetor Type		VE30
Ignition		CDI
Fuel Tank Capacity	(l)	12
Lubrication System		Force feed and splash
Clutch		Dry-type, multi-plate shoe
Gearbox		Continuously variable
Gear Ratio	1 gear	2.10~0.88
Caster Angle (degrees) /Trail (mm)		28°00´/90
Tire Size	Front	110/100-12 67J
	Rear	120/90-10 66J
Braking System	Front	Hydraulic disc
	Rear	Mechanical leading/trailing drum
Suspension	Front	Bottom link
	Rear	Unit swing arm
Frame		Under-bone

Ref.03013

Honda Global Production Up 15.9% In January

February 26, 2003 — Honda Motor Co., Ltd., announced today that production both in Japan and overseas grew strongly in January, with its worldwide total up 15.9% over the same month in 2002,

Japan production was up 8.6% while overseas production was up 21.5% over January 2002. Both overseas and worldwide production figures represent new records for the month. Domestic sales in January were off 9.6%, but the Fit again was the best-selling vehicle in Japan, totaling 13,996 units. Honda’s Life mini-vehicle (6,252 units) and Mobilio (5,477 units) were Honda’s other best-sellers for the month.

Overall, mini vehicle sales were down 15.4% in January, while passenger car and light truck sales were off 7.3%, the first such decline since last September.

Export shipments from Japan in January were up sharply again, gaining 15%, mainly because of increased shipments to Europe.

Honda Production, Sales And Exports-January 2003

	PRODUCTION
	Jan. Units	Vs. 1/02
Domestic (CBU+CKD)	108,018	+8.6%
Overseas (CBU only)	156,251	+21.5%
Worldwide Total (*)	264,269	+15.9%
(*)-except overseas CKD

	REGIONAL PRODUCTION
	Jan. Units	Vs. 1/02
North America	114,343	+17.6%
(USA only	78,056	+22.0%)
Europe	18,819	+32.9%
Asia	18,838	+35.1%
Others	4,251	+30.0%
Regional Total	156,251	+21.5%

	SALES
Vehicle type	Jan. Units	Vs. 1/02
Passenger cars & light trucks	34,087	-7.3%
(Imports	1,309	+114.9%)
Mini vehicles	12,447	-15.4%
TOTAL	46,534	- 9.6%

	EXPORTS
	Jan. Units	Vs. 1/02
North America	19,409	-15.8%
(USA only	17,967	-16.5%)
Europe	13,571	+104.7%
Asia	1,641	- 9.6%
Others	6,609	+52.6%
TOTAL	41,230	+15.0%

For further information, please contact:

Masaya Nagai

Noriko Okamoto

Tatsuya David Iida

Honda Motor Co., Ltd. Corporate Communications Division

Telephone: 03-5412-1512

Facsimile: 03-5412-1545

ref. #P03-002

Honda Releases the New “Salad” Mini Tiller

—Simple, Carefree Operation Ideal for the Home Garden

February 26, 2003—Honda Motor Co., Ltd. has announced the release of the new FF300 Salad mini tiller, featuring simple, carefree operation that even first-time users will feel comfortable with. The new tiller will go on sale March 1st at Honda power equipment dealers throughout Japan. The Salad features a centrally mounted vertical engine and forward-positioned rotary assembly, making it lightweight and compact, with a low center of gravity and symmetrical lateral balance. A variety of tilling and intertillage* operations can all be easily handled with this one tiller.

* Removal of weeds, etc. from furrows.

The Salad’s engine is positioned to create a low center of gravity, and the ARS (Active Rotary System)—Honda’s own original rotary system with coaxial rotating tines—is located at the front of the tiller, to achieve deep-tilling capability and superior straight-line stability that even a novice can control with ease.

The tiller comes equipped with the GXV57 engine, a Honda e-SPEC engine that meets the world’s highest standards in environmental performance, including US EPA (Environmental Protection Agency) Phase II regulations—the most stringent exhaust emissions standard for general purpose engines in the world—and European noise regulations for 2006. It also achieves fuel efficiency at the top of its class* (under 4 horsepower), with fuel consumption of 0.38L per hour*, combining outstanding tilling performance with the capacity to till an area of approximately 1,148m2* (L Type, 2nd-speed operation) on one liter of fuel.

* According to Honda in-house measurements.

The specially designed loop handle allows the operator to select the grip position most appropriate for the work to be done and to operate the clutch while maintaining the same grip.

To help further expand the domestic home garden market, a version of this tiller specially built for the home center market, the Holiday FF300H, will also go on sale March 1st at designated home centers.

FF300 Salad mini tiller

•	Annual domestic sales projection: 7,000 units

•	Manufacturer’s suggested retail price (consumption tax not included):

FF300	J Type	¥136,000
	L Type (with differential)	¥146,000
FF300H		¥136,000

•	Outstanding Features of the FF300 Salad

•	Superior tilling performance

•	The Salad tills deep down despite its compact, lightweight design, with one-touch front wheel operation maintaining a constant tilling depth.
•	Outstanding operability allows everything from tilling to intertillage and other garden management activities to all be carried out with this one tiller.

(Maximum tilling depth: 160mm—Honda in-house measurement)

•	Easy operation

•	The engine layout secures a low center of gravity, resulting in highly stable straight-line operation.
•	The differential can be unlocked, for a tight turning radius and easy handling.
•	The front wheels can be lowered with one touch, raising the rotary tines off the ground for easy mobility between jobs.
•	Two-stage adjustment for tilling width and wheel width makes it easy to carry out cultivation activities in the furrows.
•	The newly developed loop handle adapts to changes in operating posture.

•	Worry-free design

•	The rotary assembly is positioned in the front, giving the operator an increased sense of security.

•	High economical and environmental performance

•	Fuel economy at the top of its class. (Tilling area per liter of fuel: approx. 1,148m2 (L Type, 2nd-speed operation)—Honda in-house measurement.)
•	Equipped with the GXV57 engine, a Honda e-SPEC engine that meets both US EPA (Environmental Protection Agency) Phase II and CARB (California Air Resources Board) Tier II regulations—the most stringent exhaust emissions standards for general purpose engines in the world. It combines high-efficiency tilling performance with CO2 emissions during tilling operations approximately half those of tillers with comparable power output (according to Honda in-house measurement).
•	With a silent muffler as standard equipment and other noise-reduction features, the Salad is also top of its class for low-noise performance at just 77dB (A). This clears European Stage 2 regulations for 2006.

•	A new design just right for home gardening

•	The engine and other mechanical parts are encased in a plastic cover for a pleasing appearance, while the low center-of-gravity design makes for easy straight-line operation. The result is an advanced mini tiller that combines high performance with easy, carefree operation.

•	Specifications

Type (Specifications for the F330H are the same as the J Type)	J	L
L x W x H (handle height) (mm)	1,465×465×1,010
Dry Weight (kg)	45.5	47.5
Outfitted Weight (kg)	48	50
Engine	Air-cooled 4-stroke, single-cylinder OHV, vertical
Displacement (cm3)	57
Output/Engine Speed [kW (PS) /rpm]	1.0 (1.4) /4,000
Max. Output [kW (PS)]	1.8 (2.4)
Max. Torque [N•m (kg•m) /rpm]	3.0 (0.3) /4,000
Fuel	Automotive-grade unleaded gasoline
Fuel Tank Capacity (l)	1.1
Ignition System	Transistorized magneto
Starter Type	Recoil
Main Clutch Type	Dead-man
Transmission Speeds	2 forward (1 operating speed); 1 reverse	3 forward (2 operating speeds); 1 reverse
Steering System	—	Differential (locking)
Tilling Width (mm)	290/450
Tine Diameter (mm)	280
Tine Configuration	New-form French tines
Handle Height Adjustment	2-stage (bolt fasteners)

Customer Inquiries

Japan Marketing Division, Power Products Division

Honda Motor Co., Ltd.

3-15-1 Senzui, Asaka-shi, Saitama-ken, Japan 351-0024

TEL: +81-48-468-9010 FAX: +81-48-468-9015

Publicity information for the FF300 is available from the following URL:

http://www.honda.co.jp/PR/

(This site is intended solely for the use of journalists.)

ref. #M03-012

Honda Announces a Model Change for the XR250

Off-Road Sport Bike

February 27, 2003—Honda Motor Co., Ltd. has announced a model change for its XR250 off-road sport bike, which combines an easy-to-manage air-cooled, 4-stroke, single-cylinder 250cc engine with outstanding comfort and driving performance, both on and off the road. The bike, which is also available with new XR BAJA coloring, will go on sale Friday, February 28th.

The XR250 / XR BAJA off-road sports bike is the product of technology cultivated in some of the world’s most demanding rallies and races. In recent years, the XR250 has earned a loyal following among off-road riders and on-road riders (who ride the bike mainly in urban settings) alike.

The new XR250 features an all-new dynamic design based on a Motocross image, with a new tank and tank shroud. Improvements to driving performance include a new, inverted front fork for enhanced handling stability. The front and rear fenders and seat have also been re-formed, creating an aggressive design from front to rear.

The XR BAJA inherits the same basic performance and accessories as the previous model, but with an all-new color scheme, for a visual appeal that will set it apart on the touring scene and on the city streets.

XR250

•	Annual domestic sales target: 2,500 units

•	Manufacturer’s suggested retail price (consumption tax not included):

XR250	¥509,000
XR BAJA	¥519,000

(Example of regionally adjusted manufacturer’s suggested retail price: Okinawa +8,000 yen. The manufacturer’s suggested retail price is for reference only. Similar adjustments may be made in other regions.)

Publicity photographs and materials for the XR250 and XR BAJA are available at the following URL:

http:// www.honda.co.jp/PR/

(The site is intended exclusively for the use of journalists.)

Main Features of the XR250

•	All-new dynamic exterior design

•	The new XR250 features an all-new look, with newly designed tank and tank shroud. The tank shroud also helps to improve engine cooling. The front fender design is based on that of the Motocross CRF450R, with the rear edge chopped off short. The scooped-up rear fender points skyward, adding to the bike’s dynamic feel. The color scheme, with bright red fenders and shroud patterned after the CRF450R, gives the XR250 an intrepid air.

•	Inverted front forks newly employed for added handling stability

•	The front suspension employs a new 43mm-diameter inverted-cartridge-type fork tube. Suspension stroke has also been increased by 5mm over the previous model, with improved shock absorption and rigidity for outstanding handling stability.

•	Digital CDI unit ensures optimum ignition timing

•	A digital CDI unit is employed to optimize engine ignition timing in accordance with throttle opening. Response is further enhanced in the 10%~20% throttle opening range, resulting in superb control in the low-to-medium speed ranges.

•	Analog speedometer

•	The analog speedometer is easy to read even when driving on rough terrain.

•	Effective anti-theft protection

•	Anti-theft protection includes a sturdy “combi lock” ignition key cylinder and pre-wiring for an alarm kit*1, sold separately

•	Body colors

    XR250: Fighting Red

    XR BAJA: Black

*1	The alarm kit consists of an anti-theft system that sounds an alarm if the bike is rocked or moved.

Specifications

Model Name		XR250	XRBAJA
Model Type		Honda BA-MD30
L x W x H	(m)	2.175 x 0.805 x 1.190	2.140 x 0.820 x 1.220
Wheelbase	(m)	1.425	1.420
Ground Clearance	(m)	0.285	0.260
Seat Height	(m)	0.875	0.860
Vehicle Weight	(kg)	133	137
Dry Weight	(kg)	119	119
Number of Riders		2
Min. Turning Radius	(m)	2.2	2.1
Engine Type		MD17E (air-cooled 4-stroke OHC single-cylinder)
Displacement	(cm3)	249
Bore x Stroke	(mm)	73.0 × 59.5
Compression Ratio		9.3:1
Maximum Power	(kW[PS]/rpm)	21[28]/8,000
Maximum Torque	(N•m[kg•m]/rpm)	25[2.6]/7,000
Fuel Consumption	(km/l)	40.0 (60km/h low-altitude driving)
Carburetor Type		VE88
Starter Type		Self-starting
Ignition		CDI battery ignition
Lubrication System		Pressure feed (dry sump)
Fuel Tank Capacity	(l)	9.7	14
Clutch		Wet-type, multi-plate coil spring
Gearbox		Constant-mesh, 6-speed return
Gear Ratio	1st Gear	2.769
	2nd Gear	1.882
	3rd Gear	1.380
	4th Gear	1.083
	5th Gear	0.923
	6th Gear	0.814
Differential (primary/secondary)		3.100/3.076
Caster Angle (degrees) / Trail (mm)		26°30´/105	26°25´/99
Tire Size	Front	3.00-21 51P
	Rear	4.60-18 63P
Braking System	Front	Hydraulic disc
	Rear	Hydraulic disc
Suspension	Front	Telescopic
	Rear	Swing arm (Pro-Link)
Frame		Semi double cradle

ref. #A03-014

Honda Announces the MDX—

A New 7-Passenger Premium SUV

February 27, 2003—Honda Motor Co., Ltd. has announced the release of the MDX, a new “premium SUV*1” with a classy, versatile, seven-passenger interior. The MDX comes equipped with the newly developed VTM-4*2 electronically controlled 4WD variable torque management system, for superior all-terrain stability. The first SUV*3 to be recognized as an Ultra-Low Emissions Vehicle (ULEV), the MDX delivers class-leading fuel economy combined with superior safety performance. The MDX will go on sale March 14th at Honda Verno dealers throughout Japan.

The MDX was developed as a premium SUV that provides a high level of driver control in all types of weather and road conditions, along with a comfortable, luxurious interior. To embody this concept, the MDX is fitted with the newly developed intelligent VTM-4 + VSA*4 driving control system and has a classy, versatile interior that can be quickly and easily reconfigured to accommodate up to seven passengers and a wide range of cargo––in a form that speaks of simple yet powerful urban styling.

A newly developed 3.5L V-6 VTEC engine and five-speed automatic transmission contribute to the MDX’s smooth, powerful driving performance and class-leading fuel economy*3. It is the first SUV in its class*3 to be recognized by the Japanese Ministry of Land, Infrastructure and Transport as a ULEV and to meet fuel efficiency requirements for 2010. The MDX also incorporates Honda’s original G-CON (G-force Control) technology in a new body to ensure outstanding collision safety performance.

MDX Exclusive

•	Domestic sales target (2003 model only): 1,700 units

•	Manufacturer’s suggested retail price (consumption tax not included; units: ¥1,000)

Type	Engine	Transmission	Drive wheels	Price
MDX Exclusive	3.5-liter VTEC V-6	5-speed automatic	4WD (VTM-4)	4,850

•	Body colors (3 colors)

    Starlight Silver Metallic; Sage Blush Pearl; Nighthawk Black Pearl

The MDX is manufactured by Honda of Canada Manufacturing (“HCM”, located in Alliston, Ontario, Canada) for import to Japan.

MDX stands for “Multi Dimension X”, meaning that it is an SUV with multiple advanced features giving it unknown potential.

*1	SUV: Sports Utility Vehicle
*2	VTM-4: Variable Torque Management 4WD system
*3	SUV weighing over 2,020kg
*4	VSA: Vehicle Stability Assist

•	Main Features of the MDX

Exterior

•	Inspired by the rhinoceros, a powerful, and when required, swift runner, the MDX features a low center of gravity, wide body, short front nose, and large cabin in a simple and streamlined form.

Interior

•	Designed based on the “Santa Fe concept”, a modern architectural style that combines a simple yet powerful form with natural materials, the MDX has the atmosphere of a luxury car. Its curved lines wrap the occupants in calm relaxation, while expansive, bright windows and leather-and-woodgrain paneling give the MDX interior an intelligent, refined, and comfortable feel.

Packaging

•	The MDX’s spacious cabin, which seats seven passengers on three rows of seats, is the product of Honda’s short-nose packaging, achieved by combining a low floor with a compact engine and other components. Adults can easily get into and out of not only the first- and the second-row seats, but the third row seats as well.
•	The second- and third-row seats split and fold flat into the floor with a simple, one-handed operation. This makes for an interior that is quick and easy to reconfigure to accommodate up to seven people and a wide range of cargo. Both of the second-row seats slide forward, to make getting in and out of the third-row seats a breeze.
•	The cargo space accommodates 208L*[5] of luggage with seven passengers aboard, and up to 1,104L*[5] with the second- and third-row seats folded down. Loading and unloading is made easy by the low, flat-floor design.
•	The eight-way adjustable driver and front passenger power seats provide excellent support. The driver’s seat is equipped with a memory function that also adjusts the side mirrors.
•	The MDX is chock full of amenities, including ample storage space, AC100V power, and accessory sockets.

*5	As measured by Honda according to VDA formula

Driving performance

•	VTM-4 (Variable Torque Management 4WD system) + VSA
•	The MDX is equipped with the sophisticated VTM-4, a 4WD system that employs electronically controlled variable torque distribution to ensure a high level of driver control in all types of weather and road conditions. Newly developed, electronically controlled, variable-torque, twin-clutch mechanisms on the center and rear LSDs*[6] implement continuously variable distribution (100:0 to 50:50) of drive force to the front and rear wheels depending on road conditions, making for light and nimble on-road driving combined with powerful off-road performance.

•	The MDX is also equipped with ABS*[7], TCS*[8], and VSA (Vehicle Stability Assist) with side-slip control. In combination with VTM-4, these functions further enhance vehicle stability.

Cruising:	Delivers superior fuel efficiency in front-wheel drive.

Startup and acceleration:	Distributes drive force to the rear wheels as needed for smooth startup and acceleration.

Up-hill:

Instantly redistributes power to the rear wheels when vehicle weight is shifted to the rear and the front wheels cannot effectively transmit the drive force to the road, for more powerful driving performance.

On low-friction surfaces:	Redistributes most of the drive force to the remaining wheel if the other three wheels are on a low-friction surface, limiting slip for more stable driving performance.

Lock mode:	Delivers the power needed for extracting the vehicle from deep mud or snow by fixing the drive force distribution to the front and rear wheels at approximately 50:50.

*6	LSD: Limited Slip Differential
*7	ABS: 4-wheel Anti-lock Braking System
*8	TCS: Traction Control System

•	Engine
•	A newly developed 3.5L VTEC V-6 engine contributes to the vehicle’s smooth and powerful drive and superb environmental performance. Adoption of a variable air intake system and other improvements to engine breathing maximize combustion efficiency, helping the MDX to achieve a maximum output of 191kW (260 PS) and a maximum torque of 345N·m (35.2Kg·m). Its smooth, powerful low- and mid-range torque is remarkable.
•	The width of the crankshaft has been reduced, auxiliary equipment redesigned, and a thin oil pump adopted to make the engine 30mm narrower than a conventional 3.5L engine. The new engine is lighter and more compact, despite its large displacement.
•	The efficient arrangement of the three catalytic converters––one catalytic converter fitted directly to the exhaust manifold of each cylinder bank and a low exhaust-pressure catalytic converter under the floor––makes a significant contribution to cleaner exhaust emissions. Sensors installed in the catalytic converters fitted to the manifolds ensure precise control of the fuel-air ratio, while atomizing fuel injectors provide near-complete combustion, resulting in cleaner exhaust gas.
•	The MDX is also equipped with DBW (Drive-By-Wire), an electronic throttle control system. A sensor converts throttle valve control movements of the gas pedal into electrical signals and sends them to the ECU, which calculates the optimal throttle opening based on wheel speed and engine revs. Direct control of the throttle valve by the actuator ensures precise, natural throttle control. In combination with the five-speed electronically controlled automatic transmission and VSA, DBW contributes to a smooth drive and excellent control.

•	Transmission
•	The MDS comes equipped with the newly developed five-speed electronically controlled automatic transmission, which ensures that the high torque from the 3.5L VTEC V-6 engine is effectively transmitted to the drive wheels. Thanks to its wide gearing, the MDX offers powerful starts and exceptional fuel efficiency while cruising—a compelling feature in a 4WD vehicle.
•	The parallel four-axis structure and ultra-thin torque converter result in a transmission that is 60 mm narrower overall than a conventional five-speed automatic transmission for a V6 engine, while an efficiency-enhancing low friction clutch contributes to superior fuel economy.

•	Chassis and body
•	The MDX’s front suspension uses a MacPherson Strut for a simple design and comfortable drive, while the rear suspension employs the compact, in-wheel, double-wishbone configuration that makes the low floor and three-row seat arrangement possible.
•	The MDX uses a solid, four-ring, shell-type safety cage to back up the vehicle’s powerful driving performance. High-tension steel is used for the main frame members instead of conventional materials, for a weight saving of approximately 12kg.
•	The world’s first double sound-absorbing floor carpet*[9] gives the MDX the quiet ride of a luxury car.

*9	Honda survey

Advanced features

•	A Honda DVD-based, voice-operated navigation system with a rear-view camera is standard equipment. The system is compatible with InterNavi Premium Club, a Honda original interactive information network service.
•	Also standard is the Honda Integrated Monitor System, which allows passengers in the second- and third-row seats to watch TV or enjoy videos and games by connecting them to the AV input jack. Remote control and wireless headphones are also provided.
•	A dual climate control system maintains the spacious cabin at a comfortable temperature. The two climate control units, one in the front and another in the rear, can be linked, or, if desired, the temperature and air volume of the rear unit can be set independently.
•	With the side mirror reverse-tilt feature, the mirrors automatically tilt down when the driver puts the vehicle in reverse, improving visibility when backing up.

Safety performance

•	Honda’s original G-CON (G-force Control) technology is incorporated to create a new body with a crash safety design, reducing the level of occupant injury while securing a strong survival cell. The body provides vehicle occupants protection in a 55km/h full-frontal collision, a 64km/h front offset collision, 55km/h side collision, and a 50km/h rear collision. To further improve safety in real-world collisions, Honda has implemented its own vehicle-to-vehicle collision testing program with its own independently-established research standards*[10].
•	The MDX is equipped with compatibility brackets on the ends of the side frames to match the height of the other vehicle’s crash-absorbing components in the event of a vehicle-to-vehicle frontal collision. This allows both vehicles involved in the collision to effectively absorb the impact.
•	A dual front i-SRS airbag system for the driver and passenger and a front-seat i-side airbag system with a passenger-side positioning detection system are standard equipment.
•	Also standard are ISO FIX-compatible child seat anchor bars (left and right second-row seats) with tether anchors.

*10	Vehicle-to-vehicle crash testing involving a 50% front offset collision with a 2-ton class vehicle, both vehicles traveling at 50km/h.

Environmental performance

•	Hydrocarbons, nitrogen oxides, and other pollutants in the exhaust gas have been greatly reduced. In fact, the MDX is the first vehicle in its class*[11] to be recognized by the Japanese Ministry of Land, Infrastructure and Transport as an Ultra Low Emissions Vehicle, with emissions of less than 25% that allowed under year 2000 emissions regulations.
•	Thanks to its highly efficient combustion technology, the MDX has a fuel rating of 7.8km/L*[12]—the highest in its class*[11]—which meets Japanese government fuel efficiency requirements for 2010.
•	Most interior injection-molded parts are made of olefin resin for superior recyclability.
•	Lead content has been greatly reduced through the use of aluminum in the radiator and heater cores and ceramic glass in brake pad friction members.

*11	SUV weighing over 2,020kg
*12	Fuel consumption when driven in 10-15 mode. Japanese Ministry of Land, Infrastructure and Transport figures.

Publicity information for the MDX is available from the following URL:

http://www.honda.co.jp/PR/

(This site is intended solely for the use of journalists.)

English summary of Honda Report to Stockholders No.116 (which was prepared in full in Japanese language and mailed to Stockholders of Honda Common Stock in Japan in February 2003)

1.	To our shareholders:

Along with expanding corporate activities by aiming at contribution to customer and society through our products and technologies, Honda puts philanthropy as a one of the most important corporate activities under the concept “As a good corporate citizen, we will deepen our commitment to all local communities where we do business”.

.

This includes participation in such activities as tree-planting, safety driving promotion and other various local events at Honda’s domestic facilities.

Honda will continue in philanthropy in order to create new value to people and society, and share the joy by promoting our autonomy in every region around the world, and Honda’s commitment to the future.

As always, we look forward to your continued support.

February 2003

Hiroyuki Yoshino

President and CEO

2.	Cover story: Commitment to the future — Honda’s philanthropy

Open-minded facilities

In 1960, we started factory tour opportunities “Not only to our customers but also to everyone, which we consider granted as a member of the local community.

We also make our sports facilities like gyms and playground available to the public and hold baseball and soccer lessons instructed by our sport club members. Furthermore, we invited local citizens to our summer festival in each facility. Also from 1970s, we started working on various environmental conservation activities.

New effort to next generation

In 1998 when Honda celebrated the 50th anniversary, we formulated a new vision to the 21st century with the goal of generating new value for customers and society and ensuring Honda remains a company that customers and society will want to exist. This vision outlines three directions, “ Value Creation”, “Glocalization” and “Honda’s commitment to the future”.

Based on this vision, we established “Philanthropy Office” to expand these activities, and formulated new philosophy on philanthropy.

Examples of Honda’s practice

“Environment”, “Engineering” and “Education” are Honda’s main focus.

As for “Environment”, we are participating in reforestation of China’s Khorchin Desert. This planting work is carried out by volunteering tours which are held twice a year by local citizens, Honda employees and its retirees.

Honda’s activities for “Engineering” and “Education” are based on our wish to bring up dreams and creativity of children. We organize what we call “Idea Contest for elementary children”. Also from last year, we began sponsoring the “National Robot Contest for Technical College Students”.

From April 2002, we started Honda “Discovery & Experience School” to bring up children’s ability of imagination and creativity.

Aiming for a company that customers and society will want to exist

Honda will continue its efforts to provide various opportunities to bring out the potential of people. With the goal of generating new value for customers and society and ensuring Honda remains a company that customers and society will want to exist.

3.	Making of Honda’s commercial messages

“The Power of Dreams” to express Honda’s advanced technologies.

4.	Honda Collection Hall

Vintage items:

GB30: The first outboard engine which was introduced by Honda in 1964.

5.	Introduction of new products.

Automobiles:

The Accord / Accord Wagon: The 7th generation model was remodeled in Autumn 2002.

The Fit Aria: A new compact sedan with a huge 500 liter-trunk room.

6.	Honda Topics

The “Fit” ranked best-selling vehicle in 2002 in Japan

Unit sales of Honda’s small car model, the Fit, totaled 250,790 units in Japan in 2002. This is the first time that a Honda model earned the No.1 spot in yearly annual sales.

The “FCX” fuel cell vehicles delivered in Japan and the U.S. on the same day

On December 2nd 2002, Honda delivered the “FCX” fuel cell vehicles to both the Japanese Cabinet Office and the City of Los Angeles in the U.S.

Honda achieved the accumulated production of 50 million power products

Producing since 1953, Honda achieved the accumulated production of 50 million power products in autumn 2002.

Evolution of Asimo’s intelligent technologies

Honda released a new version of its intelligent humanoid robot ASIMO which is capable of making appropriate response by itself according to the postures and gestures of humans.

Total Super Cub Production Reached 35 million units

Honda announced that total production of its Super Cub has reached 35 million units in the 44 years and three months since it first went on sale in August 1958.

7.	Honda Motorsports Activities

Honda announced the details of racing activities in calendar year 2003.

(Details are as filed in Form 6K of February 2003)

8.	Unaudited consolidated financial results for the fiscal first quarter ended December 31, 2002.

Honda announced its unaudited consolidated financial results for the fiscal first quarter ended December 31, 2002.

(Details are as filed in Form 6K of March 2003)

(end)